October 5, 2021

Attorney Stacey Gorman

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Re: Fernhill Corp

Offering Statement on Form 1-A Filed September 9, 2021

File No. 024-11630

Dear Ms. Gorman:

In response to your letter dated September 29, 2021, the following information is hereby submitted on behalf of Fernhill Corp. (the "Company").  Amendment No. 1 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

The Company has made certain changes in the Offering Statement on Form 1-A filing in response to the Staff's comments.  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Offering Statement on Form 1-A General

1.It is unclear how you intend to price the offering. We note the disclosure "at a price between $0.008-$0.04." We note that Rule 251(d)(3)(ii) does not permit at the market offerings under Regulation A. Please revise disclosure, as appropriate, throughout the offering circular to indicate that the securities being offered will be sold at a fixed price.

Response: The Offering Price has yet to be determined.  Pursuant to Rule 253(b), the Company filed a Preliminary Offering Circular that included a bona fide estimate of the Offering Price. We will provide a fixed offering price via an offering circular supplement pursuant to Rule 253(c) no later than two business days following the earlier of the date of determination of the Offering Price or the date of first use of the Offering Circular after qualification.  We refer you to our disclosure on Page 6 of the Offering Circular under the heading "Continuous Offering" where we indicate that "no securities will be offered or sold 'at the market.'" For increased clarity, we have included additional language in the Offering Circular to make clear to investors that the included price range is an estimate of the Offering Price and that the Offering Price will be fixed after qualification in accordance with Rule 253(b).

2.Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your disclosure that you intend to acquire, build and develop, businesses. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

Response: We have updated the Offering Circular to more accurately reflect the fact that the Company's business plan centers around the development and growth of software and technology in various industries, including blockchain/digital assets, SaaS, FinTech and alternative energy solutions, as well as other technologies.  Our current business plan is focused on the continued development, improvement, and optimization of our PerfectMine software.  This is evidenced by the launch of an updated website for PerfectMine that we announced on September 29, 2021.  While we may seek to acquire other companies in our industry as part of our growth strategy, our primary focus remains the continued development and distribution of PerfectMine. We have updated the Offering Circular to more clearly convey our current business and plan of operations.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

FERNHILL CORP.

/s/Marc Lasky

Marc Lasky

CEO